Exhibit 5.5

CONSENT OF PASCAL HAMELIN

I, Pascal Hamelin, consent to the use of and reference to my name, and the inclusion and incorporation by reference in the registration statement on Form F-10 (the “Registration Statement”) of Sandstorm Gold Ltd. and any amendments thereto, of the information prepared by me, that I supervised the preparation of or reviewed by me that is of a scientific or technical nature and all other references to such information included or incorporated by reference in the registration statement on Form F-10 of Sandstorm Gold Ltd., and any amendments thereto.

I also consent to the use of my name, including as an expert or “qualified person,” in connection with the Registration Statement.

Date: August 19, 2015

/s/ Pascal Hamelin
Name: Pascal Hamelin, P. Eng.
Title: Vice President, Operations